John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

July 15, 2015

Ms. Debora O’Neal Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Brown Capital Management Mutual Funds (the “Trust”) (File Nos. 811-06199 and 033-37458)

Dear Ms. O’Neal Johnson:

          On May 22, 2015, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 74 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 75 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of changing the name of The Brown Capital Management Mid-Cap Fund (the “Fund”) and making certain revisions to the Fund’s investment strategies.

          You recently provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. As you requested, this letter is being submitted to you prior to the filing of the B-Filing (defined below). Please note that, along with the response letter, a marked copy of the prospectus for the Investor Class Shares of the Fund is included to reflect changes made in response to your comments. Please note, however, in the prospectus attached and in the Attachment A (noted in the response to Comment #1), certain information that we would normally update in conjunction with the B-Filing (defined below) has not been completed at this time. Following this letter, which I am submitting to you in a correspondence filing, the Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary / Fees and Expenses of the Fund

1.	Comment: Please complete the fee tables and expense examples and include a completed fee table and expense example as part of this response letter.

Response: The Trust will complete the disclosures and include them in the B-filing. The disclosures are also provided in Attachment A hereto.

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

2.	Comment: If “Acquired Fund Fees and Expenses” are greater than 1 basis point for any of the Funds, please include that item as a line item in the fee table.

Response: If Acquired Fund Fees and Expenses are greater than 1 basis point for any of the Funds, the Trust acknowledges that it will include that item as a line item in the fee table.

3.
Comment:      With regard to footnote 2 for each of the Funds, please revise so as to make the language more concise. Additionally, please note that recoupment may only be taken to the extent that a Fund’s total operating expense ratio is below the operating expense limitation in place at the time of the fee waiver and/or expense reimbursement. Additionally, clarify the disclosure regarding when the recoupment may occur.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: Please confirm in this response letter that the expense limitation for the Funds is being applied only in year 1 of the Expense Example.

Response: The Trust confirms that only the expense example information in the “Year 1” column is reflective of the expense limitation arrangement.

Summary / Principal Investment Strategies – Mid Company Fund

5.
Comment:      With regard to the 80% test required by Rule 35d-1, the staff takes that view that the term “company” implies capitalization and that the 80% test may not be tied to revenues of a company; rather, the 80% must be tied to capitalization of a company for determining which companies qualify as “mid” companies. The staff has expressed the view that the use of revenue to determine the size of a company may be misleading. Please change the name of the Fund or revise the investment strategy to conform to the staff’s views as described herein.

Response:      The Trust and Brown Capital Management, LLC, the investment adviser to the Fund (the “Adviser”) respectfully disagree with the staff’s views (as expressed in the comment and various conversations) and decline to take this comment or make the changes suggested in the comment.

           In essence, Section 35(d) of the 1940 Act prohibits a registered investment company from using a name that is misleading. Rule 35d-1 was adopted to address certain broad categories of investment company names that are likely to mislead an investor about a company’s investment emphasis. In its adopting release for Rule 35d-1, it was noted that in determining whether a particular name is misleading, the Commission staff will consider whether the name would lead a reasonable investor to conclude that the mutual fund invests in a manner that is inconsistent with the mutual fund’s intended investments or the risks of those investments. The release noted that as a general matter, a mutual fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. Rule 35d-1 did not codify positions of the Division of Investment Management with respect to certain investment company names, such as those utilizing the term “capitalization”; however, the release did not specifically address the generic use of a term such as “company” (or “small-company,” “mid-company,” “international small company” or “large-company”). It was noted in the proposing release (and implied in the adopting release) for Rule 35d-1 that the Division of Investment Management has provided guidance in the past about the use of a name that includes words such as “small, mid, or large capitalization.” It was also noted in that proposing release that “[t]he Commission believes that a reasonable investor could conclude that these names

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

suggest more than one investment focus.” Additionally, in relevant staff guidance to which the proposing and adopting release cited (Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 25, 1994)(“Letter to Registrants”)), the position was expressed that there is no precise definition to the terms “small, mid, and large capitalization,” and it was emphasized that the definition must be in the prospectus. Additionally, the Letter to Registrants indicates that in developing a definition, a mutual fund should consider all pertinent references, including classifications of mutual fund rating organizations and, notably, definitions used in financial publications.

               The Trust and the Adviser believe that staff’s rationale underlying its comment is that the only reasonable meaning prospective investors may ascribe to the term “mid-company” is that it means “mid-capitalization”, and therefore to define “mid-company” as anything other than being based on capitalization, would be unreasonable and, as a result, misleading. The Adviser and the Trust believe there is no discernable basis for concluding that the term “company” can only mean “capitalization.” The Trust and the Adviser believe that to conclude that the term, “company” in a mutual fund’s name equates to “capitalization” is not a valid conclusion.

               The Trust and the Adviser have intentionally chosen not to include the terms “cap” or “capitalization” in the Fund’s name to guide investors away from any pre-conceived notions of those terms, which as noted above, the Commission and staff have acknowledged are not, in and of themselves, clear terms. Rather, the Fund utilizes the term “Mid Company” in its name. The Adviser and the Trust are of the view that use of revenues to define what is (in this case) a mid-sized company is reasonable. The Adviser and the Trust also believe that the Fund’s disclosures in the principal investment strategies describing mid-sized companies is clear, concise and reasonable. Notwithstanding, the Trust has attempted to enhance the disclosures to emphasize the focus on revenue versus capitalization in managing the Fund. The strategies of the Fund as revised do not have the Fund’s assets managed with a view toward providing exposure to issuers within a range of capitalizations chosen by an arbitrary formula dictated by a third party unaffiliated with any of the issuers (i.e., the sponsor of a particular benchmark) represented in the Fund’s portfolio. The Adviser does not believe the range of securities should be dictated by secondary market trading that runs the capitalization of issuers up and down – at times without regard to the actual financial condition of an issuer. Rather, the Adviser manages the Fund in a “benchmark agnostic” style, meaning that it selects companies for investment without regard to the benchmarks by which the Fund is measured. The Adviser selects companies based on its view of the most relevant direct metric of the size of the company – revenues. The Trust does not believe that the name of the Fund is misleading in light of the disclosure in the prospectus describing its philosophy.

               As to the likelihood of investors being misled, the Trust notes that the use of revenues to rank companies in terms of size is not uncommon. In fact, the use of revenues as a metric for measuring the size of a company is also utilized by Fortune Magazine in identifying its annual list of the largest companies in the United States (i.e., the Fortune 500). This list has been published since 1955 and the Trust is of the view that many investors are more familiar with Fortune Magazine’s ranking of companies than with other capitalization based rankings systems, such as those utilized by S&P and Russell. The Adviser and the Trust are of the view that Fortune Magazine’s approach to measuring the size of companies is not unreasonable and readers of that magazine are not confused by its methodology. Similarly, the Trust and the Adviser believe that the use of revenues in this context is a very reasonable method for assessing the size of a company and would not be misleading.

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

               The Adviser also notes that it was recently subjected to a routine examination by the Commission staff and representatives of the Adviser raised this fund name topic with those Commission staff members conducting this examination. Those Commission staff members expressed the view that the Trust’s approach on this topic was reasonable and they did not have any issue with it.

Please refer to the response to Comment #8 below with respect to review by the Board of Trustees (the “Board”) of the Trust of the comments contained in this letter.

Summary / Principal Risks – Mid Company Fund

6.	Comment: The principal risks disclosure includes a “Mid and Small Size Company Risk. Please explain why the Fund would be subject to small company risk if the Fund invests in mid-size companies.

Response:      The Fund may invest in companies in the small-company range and, as such, it has included this risk. Generally, the Fund’s investments in small-size companies would be limited to the 20% portion of the Fund’s investments that may be made outside of its Rule 35d-1 80% test requirements.

7.	Comment: In the risk section entitled “Mid and Small Company Risk,” please disclose the parameters on what the Fund would consider to be a small sized company.

Response: The Trust has revised the disclosure as you have requested.

Summary / Principal Investment Strategies – Small Company Fund

8.	Comment: The staff is giving the same comments with respect to the Small Company Fund as it has given with respect to the Mid Company Fund as set forth in comment #5 above.

Response:      See response to Comment #5 above. The Trust also notes that this approach to focusing on revenues has been utilized by the Small Company Fund since the Fund commenced operations on July 23, 1992 (that is, nearly 23 years). This strategy has been through numerous reviews by the Commission staff, in the context of proxies and amendments to the registration statement, both before and after the adoption of Rule 35d-1. The marketing and investor communications for the Fund have always centered on distinguishing the Fund by its focus on revenues versus capitalization. The Adviser and the Trust acknowledge that this approach to determining what a small company is (in the case of this Fund) may be viewed as a distinguishing approach in the asset management industry – that is not to say that it is unreasonable. In fact, in the separate account context and the context of marketing the Fund to financial intermediaries, the Adviser feels very strongly that these audiences specifically choose to utilize the Adviser’s services (either in the separate accounts or the mutual fund) because of its distinctive approach and because these investors understand the approach. The Adviser and the Trust do not believe the name and its description are unreasonable. The Adviser and the Trust have taken the measure of not using terms like “cap” or “capitalization” in the Fund’s name so as to mitigate the risk of confusion. Neither the Trust nor Adviser have had any investor complaints about the name of the Fund, nor have there been complaints from the financial intermediary community. The Adviser is very concerned that any change to the Fund’s name and/or strategies would result in confusion amongst the many investors and financial intermediaries who it believes invested with the specific intent of gaining exposure to the strategy because of the focus on revenues. The Adviser believes that the name utilized is very reasonable, it is consistent with investors’ understanding of the Adviser’s approach to this objective, and investors will be confused by making a change. The comments in this letter have been discussed with members of the Board of Trustees (the “Board”) of the Trust and the Board members have indicated that, in their business

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

judgment, the name utilized by the Fund (as well as the name and strategy utilized by the Mid Company Fund and the International Small Company Fund – other series of the Trust) is reasonable and adequately described in the relevant prospectuses so as not to create any confusion with investors. Accordingly, the Trust and the Adviser are declining to make any change to the Fund’s name or its investment strategies.

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

ATTACHMENT A

Brown Capital Management Mid Company Fund (Investor Shares)

Shareholder Fees (fees paid directly from your investment)	Investor Shares

Maximum Sales Charge (Load) Imposed On Purchases
(as a percentage of offering price)	None

Redemption Fee (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses
 (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses	0.29%

Total Annual Fund Operating Expenses[1]	1.29%
Fee Waivers and/or Expense Reimbursements[2]	(0.13%	)
Total Annual Fund Operating Expenses After
Waivers and/or Expense Reimbursements[1,2]	1.16%

1.
Total Annual Fund Operating Expenses may not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2.
Brown Capital Management, LLC (the “Advisor”) has entered into an Expense Limitation Agreement with the Mid Company Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Mid Company Fund and to assume other expenses of the Mid Company Fund, if necessary, in an amount that limits the Mid Company Fund’s annual operating expenses (other than interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Mid Company Fund’s business, and amounts, if any, payable under a Rule 12b-1 distribution plan) to not more than 0.90% until July 31, 2016. The Expense Limitation Agreement may not be terminated by either party prior to that date. Subject to certain conditions such as Fund asset levels being at certain thresholds and operating expenses being less than the operating expense limit for the Mid Company Fund, the Mid Company Fund may reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement. Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the Mid Company Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Mid Company Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and/or reimbursement.

               Example. This example is intended to help you compare the cost of investing in the Mid Company Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Mid Company Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Mid Company Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Shares	$118	$396	$695	$1,543

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

Brown Capital Management Small Company Fund (Investor Class)

Shareholder Fees (fees paid directly from your investment)	Investor Shares

Maximum Sales Charge (Load) Imposed On Purchases
(as a percentage of offering price)	None

Redemption Fee (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses
 (expenses that you pay each year as a % of the value of your investment)

Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses	0.06%

Total Annual Fund Operating Expenses[1,2]	1.26%

1.
Total Annual Fund Operating Expenses does not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2.
Brown Capital Management, LLC (the “Advisor”) has entered into an Expense Limitation Agreement with the Small Company Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Small Company Fund and to assume other expenses of the Small Company Fund, if necessary, in an amount that limits the Small Company Fund’s annual operating expenses (other than interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Small Company Fund’s business, and amounts, if any, payable under a Rule 12b-1 distribution plan) to not more than 1.25% until July 31, 2016. The Expense Limitation Agreement may not be terminated by either party prior to that date. Subject to certain conditions such as Fund asset levels being at certain thresholds and operating expenses being less than the operating expense limit for the Small Company Fund, the Small Company Fund may reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement. Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the Small Company Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Small Company Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and/or reimbursement.

               Example. This example is intended to help you compare the cost of investing in the Small Company Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Small Company Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Small Company Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Shares	$128	$400	$691	$1,521

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

Brown Capital Management International Equity Fund (Investor Shares)

Shareholder Fees (fees paid directly from your investment)	Investor Shares

Maximum Sales Charge (Load) Imposed On Purchases
(as a percentage of offering price)	None

Redemption Fee (as a percentage of amount redeemed
on shares sold after holding them for less than 60 days)	2.00%

Annual Fund Operating Expenses
 (expenses that you pay each year as a % of the value of your investment)

Management Fees	0.90%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses	1.70%

Total Annual Fund Operating Expenses[1]	2.85%
Fee Waivers and/or Expense Reimbursements[2]	(1.24%	)
Total Annual Fund Operating Expenses After
Waivers and/or Expense Reimbursements,2	1.61%

1.
Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2.
Brown Capital Management, LLC (the “Advisor”) has entered into an Expense Limitation Agreement with the International Equity Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the International Equity Fund and to assume other expenses of the International Equity Fund, if necessary, in an amount that limits the International Equity Fund’s annual operating expenses (other than interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the International Equity Fund’s business, and amounts, if any, payable under a Rule 12b-1 distribution plan) to not more than 1.00% until July 31, 2016. The Expense Limitation Agreement may not be terminated by either party prior to that date. Subject to certain conditions such as Fund asset levels being at certain thresholds and operating expenses being less than the operating expenses limit for the International Equity Fund, the International Equity Fund may reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement. Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the International Equity Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the International Equity Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and/or reimbursement.

               Example. This example is intended to help you compare the cost of investing in the International Equity Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the International Equity Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the International Equity Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Shares	$164	$766	$1,393	$3,082

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

Brown Capital Management Mid Company Fund (Institutional Shares)

Shareholder Fees (fees paid directly from your investment)	Institutional Shares

Maximum Sales Charge (Load) Imposed On Purchases
(as a percentage of offering price)	None

Redemption Fee (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses
 (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%

Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.30%

Total Annual Fund Operating Expenses[1]	1.05%
Fee Waivers and/or Expense Reimbursements[2]	(0.14%	)
Total Annual Fund Operating Expenses After
Waivers and/or Expense Reimbursements[1,2]	0.91%

1.
Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2.
Brown Capital Management, LLC, (the “Advisor”) has entered into an Expense Limitation Agreement with the Mid Company Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Mid Company Fund and to assume other expenses of the Mid Company Fund, if necessary, in an amount that limits the Mid Company Fund’s annual operating expenses (other than interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Mid Company Fund’s business, and amounts, if any, payable under a Rule 12b-1 distribution plan) to not more than 0.90% until July 31, 2016. The Expense Limitation Agreement may not be terminated by either party prior to that date. Subject to certain conditions such as Fund asset levels being at certain thresholds and operating expenses being less than the operating expense limit for the Mid Company Fund, the Mid Company Fund may reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement. Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the Mid Company Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Mid Company Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and/or reimbursement.

               Example. This example is intended to help you compare the cost of investing in the Mid Company Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Mid Company Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Mid Company Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$93	$320	$566	$1,269

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

Brown Capital Management Small Company Fund (Institutional Shares)

Shareholder Fees (fees paid directly from your investment)	Institutional Class

Maximum Sales Charge (Load) Imposed On Purchases
(as a percentage of offering price)	None

Redemption Fee (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses
 (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.07%

Total Annual Fund Operating Expenses[1,2]	1.07%

1.
Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2.
The Advisor has entered into an Expense Limitation Agreement with the Small Company Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Small Company Fund and to assume other expenses of the Small Company Fund, if necessary, in an amount that limits the Small Company Fund’s annual operating expenses (other than interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Small Company Fund’s business, and amounts, if any, payable under a Rule 12b-1 distribution plan) to not more than 1.25% until July 31, 2016. The Expense Limitation Agreement may not be terminated by either party prior to that date. Subject to certain conditions such as Fund asset levels being at certain thresholds and operating expenses being less than the operating expense limit for the Small Company Fund, the Small Company Fund may reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement. Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the Small Company Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Small Company Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and/or reimbursement.

               Example. This example is intended to help you compare the cost of investing in the Small Company Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Small Company Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Small Company Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$109	$340	$590	$1,304

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

Brown Capital Management International Equity Fund (Institutional Shares)

Shareholder Fees (fees paid directly from your investment)	Institutional Shares

Maximum Sales Charge (Load) Imposed On Purchases
(as a percentage of offering price)	None

Redemption Fee (as a percentage of amount redeemed
on shares sold after holding them for less than 60 days)	2.00%

Annual Fund Operating Expenses
 (expenses that you pay each year as a % of the value of your investment)

Management Fees	0.90%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	1.65%

Total Annual Fund Operating Expenses[1]	2.55%
Fee Waivers and/or Expense Reimbursements[2]	(1.54%	)
Total Annual Fund Operating Expenses After
Waivers and/or Expense Reimbursements[2]	1.01%

1.
Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2.
Brown Capital Management, LLC (the “Advisor”) has entered into an Expense Limitation Agreement with the International Equity Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the International Equity Fund and to assume other expenses of the International Equity Fund, if necessary, in an amount that limits the International Equity Fund’s annual operating expenses (other than interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the International Equity Fund’s business, and amounts, if any, payable under a Rule 12b-1 distribution plan) to not more than 1.00% until July 31, 2016. The Expense Limitation Agreement may not be terminated by either party prior to that date. Subject to certain conditions such as Fund asset levels being at certain thresholds and operating expenses being less than the operating expenses limit for the International Equity Fund, the International Equity Fund may reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement. Reimbursement for fees previously waived are subject to Board approval and are only applicable to fees waived or limited and other expenses assumed by the Advisor in the prior three (3) fiscal years. Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the International Equity Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the International Equity Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and/or reimbursement.

               Example. This example is intended to help you compare the cost of investing in the International Equity Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the International Equity Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the International Equity Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Ms. O’Neal Johnson U.S. Securities and Exchange Commission July 15, 2015

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$103	$646	$1,216	$2,766